Exhibit 99.5

CONSENT OF JOHN LEWIS SIMS

TO BEING NAMED AS A QUALIFIED PERSON

October 30, 2019

I hereby consent to the inclusion of the Tasiast Project, Mauritania, National Instrument 43-101 Technical Report (“Technical Report”), effective date October 31, 2019 in the report on Form 6-K dated October 31, 2019 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report into the Registration Statements on Form S-8 (Registration No. 333-217099 filed on April 3, 2017; and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012) and the Registration Statement on Form F-10 (Registration No. 333-223457 filed on March 6, 2018) as amended.

Sincerely,

Signed “John Lewis Sims”
John Lewis Sims